UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO.3)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)

☐

Securities Act Rule 802 (Exchange Offer)

☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)

☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)

☐

Exchange Act Rule 14e-2(d) (Subject Company Response)

☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)

☐

Nihon Densan Shimpo Kabushiki Kaisha

(Name of Subject Company)

Nidec-Shimpo Corporation

(Translation of Subject Company’s Name into English (if applicable))

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

Nidec Corporation

(Names of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Nidec America Corporation, 318 Industrial Lane, Torrington, CT 06790 (Tel: 860-482-4422)-

(Names, Addresses (including zip code) and Telephone Numbers (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

PART Ⅰ –– INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)

The following documents are attached as exhibits to this Form:

Exhibit Number	Description
1

Press Release of Nidec Corporation, dated February 14, 2003, announcing that a letter of intent has been signed regarding the proposed exchange of shares of common stock of Nidec-Shimpo Corporation for shares of stock of Nidec Corporation. *

2

English Translation of Press Release of Nidec-Shimpo Corporation, dated February 14, 2003, announcing that a letter of intent has been signed regarding the proposed exchange of shares of common stock of Nidec-Shimpo Corporation for shares of stock of Nidec Corporation. *

3

Press Release of Nidec Corporation (“Nidec”), dated April 25, 2003, announcing that Nidec’s Board of Directors had signed a share exchange agreement regarding the proposed exchange of shares of common stock of Nidec-Shimpo Corporation (“Nidec-Shimpo”) for shares of stock of Nidec. **

4

English Translation of Press Release of Nidec-Shimpo, dated April 25, 2003, announcing that Nidec-Shimpo’s Board of Directors had signed a share exchange agreement regarding the proposed exchange of shares of common stock of Nidec-Shimpo for shares of stock of Nidec. **

5	English Translation of Agendum No.2, dated June 9, 2003, concerning the proposed exchange of shares of common stock of Nidec Shimpo Corporation for shares of common stock of Nidec Corporation. ***
6

English translation of Notice, dated June 24, 2003, concerning the resolution at the 58th annual general meeting of shareholders of Nidec Shimpo Corporation relating to the exchange of shares of common stock of Nidec Shimpo Corporation for shares of common stock of Nidec Corporation.

 (b) Not applicable

Item 2. –– Informational Legends

The required legends are included on the first page of the documents filed as Exhibit 5.

PART Ⅱ–– INFORMATION NOT REQUESTED TO BE SENT TO SECURITY HOLDERS

(1)

Not applicable.

(2)  Not applicable.

(3)  Not applicable.

PART Ⅲ–– CONSENT TO SERVICE OF PROCESS

(1)

On February 18, 2003, Nidec Corporation filed with the Commission, under the cover of Form 6-K, a written irrevocable consent and power of attorney on Form F-X.

PART Ⅳ––  SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Nidec Corporation By: /s/ Shigenobu Nagamori Name: Shigenobu Nagamori Title: President and Chief Executive Officer Date: July 15, 2003

*      Previously furnished to the Commission as part of Form CB, submitted under cover of Form 6-K on February 18, 2003.

**    Previously furnished to the Commission as part of Form CB, submitted under cover of Form 6-K on April 25, 2003.

***  Previously furnished to the Commission as part of Form CB on June 16, 2003.

To Shareholders in the United States

The exchange offer or business combination referred to in this document is made for the securities of a foreign company. The offer is subjected to the disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its offices and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgement.

Exhibit 6

June 24, 2003

Dear Shareholders:

The 58th Annual General Meeting of Shareholders

The following are reported and resolved at the 30th annual General Meeting of Shareholders held on this day.

※※※※※※※※※※※※※※※※※※※※

– Matters Reported:

The business report, balance sheet and statement of income with respect to the 58th fiscal period from April 1, 2002 to March 31, 2003

The above fiscal statements were given out.

– Matters Acted Upon:

Proposal No. 1:

To approve the proposed appropriation of profits with respect to the 58th fiscal period

The matter was approved in its original proposal. A cash dividend distribution in made at the rate of 1 yen,  and with the interim dividend of 1.5 yen per share, the aggregate annual dividends total 2.5 yen per share.

Proposal No. 2:

To approve the contract between Nidec-Shimpo Corporation and Nidec Corporation for the exchange of shares

The matter was approved in its original proposal. Nidec-Shimp becomes wholly owned subsidiary of Nidec Corporation on October 1, 2003.

Proposal No. 3:

To elect eight directors

Three directors, Mr. Shigenobu Nagamori, Kazuhiko Kashihara, Tadashi Matsushita were re-elected and resumed office and five directors, Mr. Yasuo Mori, Mitsuhiro Kawasaki, Keiichiro Nishio, Akio Kariya, Michikazu Fujimoto were newly elected and took office.

Proposal No. 4:

To elect four corporate auditors

Two corporate auditors, Mr. Tetsuo Inoue and Mr. Tadayoshi Sano were re-elected and resumed office and two corporate auditors, Mr. Yoshihiko Sugimoto and Mr. Isao Kitamura newly elected and took office.

Mr. Tetsuo Inoue and Mr. Tadayoshi Sano are the outside auditor, provided in Commercial Code, Special Provision Article 18, Clause 1.

Proposal No. 5:

To grant a retirement allowance to retiring directors and corporate auditors for their meritorious service

A retirement allowance was approved to be granted to retiring director, Mr. Toshihiro Kimura and two retiring corporate auditors, Mr. Shoji Tamura and Mr. Shinichi Kimura, for their meritorious service within a specified range according to the Corporation’s standards. The decision as to the exact amounts to be granted and the time and the method of payment was entrusted to Board of Directors and Conference of Corporate Auditors.

Selection and Appointment of Directors:

At the Board of Directors meeting held after General Meeting, Directors were selected and appointed as follows and took office respectively.

Chairman： Shigenobu Nagamori

President ： Kazuhiko Kashihara

Senior Managing Director ： Tadashi Matsushita

Managing Director ： Yasuo Mori

Managing Director ： Mitsuhiro Kawasaki

The following full-time auditors was elected by mutual vote and took office.

Senior Corporate Auditor ： Yoshihiko Sugimoto

Payment of Dividends to Shareholders of:

Methods of dividends payment to shareholders for the 58th period as resolved at the General Meeting are as follows.

1)

Shareholders designating the bank transfer payment can refer to the enclosed “The Statement of the Dividends and the Bank of Transfer Payment”.

2)

Shareholders designating otherwise can receive dividends using the enclosed “Notice of Dividends Payment through Post Office” at the near-by post office during the period of payment (June 25-July 31, 2003)

Sincerely yours,

Kazuhiko Kashiharai

President

Nidec-Shimpo Corporation

1 Terada, Kohtari, Nagaokakyo-city, Kyoto

Kyoto 617